Mail Stop 3561

October 2, 2008

<u>Via Fax & U.S. Mail</u>

Ms. Curtis J. Clawson
Chief Executive Officer
Hayes Lemmerz International Inc.
15300 Centennial Drive
Northville, MI 48168

> **Re:** **Hayes Lemmerz International, Inc.**
> **Form 10-K for the year ended January 31, 2008**
> **Filed April 10, 2008**
> **File No. 0-50303**

Dear Mr. Clawson:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended January 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 36

1. Reference is made to the section on critical accounting estimates. It appears that the items included are a mere repetition of your "Basis of Presentation and Summary of Significant Accounting Policies" section. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. For example, as goodwill and asset impairments are both critical to the company, materially different results could occur under different conditions or assumptions especially in light of the industry outlook of your largest customers. Further, you indicate on page 10 under the risk factor, "*We depend on a small number of significant customers*," that you derived approximately 31% of your fiscal 2007 sales from direct sales to Ford and General Motors and their subsidiaries globally and 57% of your fiscal 2007 sales from sales to these OEMs in the United States. We also note your disclosure that your five largest customers (Ford, General Motors, Renault/Nissan, Daimler, and Toyota) and their subsidiaries accounted for approximately 56% of your global sales in fiscal 2007. In this regard, given the negative outlook of the domestic automobile industry, we believe you should expand your critical accounting policy to discuss in greater detail the significant estimates and assumptions used by management in determining impairment analysis and cash flow projections. We suggest using a sensitivity analysis for material estimates and assumptions which are and have been affected by the declining market share of your significant customers in North America and have resulted in reduced demand for their vehicles in this market, changes in their production levels, pricing, etc. Your revised disclosure should describe assumptions that involve improvements over present levels of income such as: (a) the minimum annualized rate by which sales, gross profit, net income, and cash flows are expected to increase/decrease in order for projected cash flows to materialize; (b) the reasons for these expected increases/decreases; and (c) any other matters or assumptions which were relevant

to your analysis of potential impairments. Please provide us with your revised disclosures in your next response to us.

Consolidated Statements of Operations, page 44

2. Please tell us and revise your MD&A section in future filings to describe the type of income/expense amounts included in Other income, net on the face of your statements of operations. We note from your disclosure on page 25 that other income, net decrease over prior year due to the loss on sale of your Wabash, Indiana facility of $11 million recorded during fiscal 2007; however, it is unclear what other income/expenses items are being netted against other income, net of $1.5 and $13.8 million as of January 31, 2008 and 2007, respectively.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page 48
Product Warranties, page 50

3. Please revise your notes to the consolidated financial statements in future filings to include the disclosures required by paragraph 14b of FIN No. 45.

Note 18. Segment Information, page 80
Customer Concentrations, page 83

4. We note from your disclosure on page 83 that during 2007 approximately 30.5% of your revenues were from two automobile manufacturers and their affiliates. Please tell us whether revenues from any other individual customer amounted 10% or more of total revenues. If so, please revise future filings to disclose the total amount of revenues from each such customer in accordance with paragraph 39 of SFAS No. 131. Also, please revise your footnote in future filings to disclose accounts receivable balances from individual customers comprising 10% or more of total accounts receivable for each period a balance sheet is presented.

<u>Note 9. Bank Borrowing, Other Notes, and Long-term Debt, page 60</u>

<u>Rights Offering, page 61</u>

5. We note from your disclosure that during March 2007, your Board of Directors approved a Rights Offering of up to $180 million of common stock to your common stockholders at a subscription price of $3.25 per share. We also note the market value for shares of your common stock was approximately $5 per share during the time of the announcement. In this regard, please tell us how you accounted for the Rights Offering within your financial statements; whether the Rights Offering resulted in any accounting consequence; and the guidance for which you relied upon in determining the appropriate accounting treatment. We may have further comment upon receipt of your response.

<u>Other</u>

6. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. Mark A. Brebberman, CFO
(734) 737-5914